UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 9.7% increase in December 2015

passenger traffic and a 15.2% increase for the year 2015

Monterrey, Mexico, January 6, 2016—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 9.7% in December 2015, as compared to December 2014. Domestic traffic increased 10.6%, and international traffic increased 5.2%. Of total December traffic, 97.8% was commercial aviation and 2.2% was general aviation.

In the full year 2015, total passenger traffic reached a record for the second year in a row, with an increase of 15.2% to 16.9 million passengers. Domestic traffic grew 14.7% as compared to 2014, and international traffic rose 18.4%.

Domestic traffic increased in 11 airports in December. The most noteworthy increases were in Monterrey (+10.0%; +54,157 passengers), Culiacán (+18.0%; +20,894), and Chihuahua (+14.8%; +10,967). Monterrey traffic increased principally on its Mexico City, Tijuana, Guadalajara, Querétaro, and Cancún routes. Culiacán increased traffic on its Tijuana route. Chihuahua traffic increased on its Mexico City and Monterrey routes. International traffic increased in eight airports in December. Traffic increased most significantly in Monterrey (+6.9%; +7,581 passengers), principally as a result of increased traffic on the Miami route.

Three domestic routes and two international routes opened in December. Aeromar started operating the Mazatlán – Guadalajara and Mazatlán – Los Mochis routes, and TAR opened the Tampico – Ciudad del Carmen route. Volaris started flying the Durango – Chicago route, and United Airlines opened the Zihuatanejo – Chicago route.

The number of flight operations (takeoffs and landings) in December increased 1.3% as compared to the same month of 2014. The number of domestic operations increased 2.4%, and international operations decreased 4.6%.

In 2015, total flight operations grew 2.3% compared to 2014, as domestic operations increased 1.4% and international operations grew 8.5%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: January 6, 2016